Exhibit 3.11

LIMITED LIABILITY COMPANY AGREEMENT

OF

ROCKTENN - SOLVAY, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of ROCKTENN - SOLVAY, LLC, a Delaware limited liability company (the “Company”), is adopted as of October 1, 2010 (the “Effective Date”), by
ROCKTENN – SOUTHERN CONTAINER, LLC, a Delaware limited liability company, and TENCORR CONTAINERBOARD, LLC, a Nevada limited liability company, as the members of the Company (the “Members”), and is consented to by Robert McIntosh as the organizer of the Company (“Organizer”).

1. The Company was formed as a limited liability company under the Delaware Limited Liability Company Act (the “Act”), on October 27, 1998. The Members are the sole members of the Company and, as such, own the membership interests in the Company as follows:

RockTenn – Southern Container, LLC	10%
TenCorr Containerboard, LLC	90%

The membership interests in the Company are uncertificated.

2. This Agreement is the governing document of the Company as provided for by the Act. The Company shall be governed by the Act and this Agreement.

3. As provided in the Act, the entire management of the Company is vested in the Members. The Members may delegate all or any part of its authority regarding the management of the business and affairs of the Company to any one or more persons or appoint other officers or agents of the Company, who shall exercise such powers and perform such duties as the Members shall from time to time determine. The Members, in their capacity as members of the Company, shall not be liable for any debts, obligations or liabilities of the Company.

4. The Members shall not be liable to the Company or any member for any action or omission taken in managing the business or affairs of the Company except loss or damage resulting from intentional misconduct or knowing violation of law.

5 To the fullest extent permitted under Section 18-108 of the Act, or any successor provision, the Company shall indemnify the Members and make advances for expenses to the Members with respect to such matters to the maximum extent permitted under applicable law. The Company may indemnify all other employees and agents of the Company to the fullest extent permitted by law to the extent determined by the Members.

6. The Members intend that the Company be disregarded as a separate entity for Federal income tax purposes pursuant to Treasury Regulations § 301.7701-3. Accordingly, no election to the contrary shall be filed by or on behalf of the Company and all income, gain, loss, deduction and credit of the Company shall be reported by the Members on their returns.

7. This Agreement may be amended by the Members or any subsequent member or members of the Company; provided that any such amendment be executed by the member or members owning one hundred percent (100%) of the membership interests of the Company at the time such amendment is executed.

8. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

IN WITNESS WHEREOF, the Members have duly executed this Limited Liability Company Agreement as of the Effective Date.

MEMBERS:

ROCKTENN - SOUTHERN CONTAINER, LLC

By:
Its:	EVP CFO

TENCORR CONTAINERBOARD, LLC

By:
Its:	EVP CFO

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